Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838

January 6, 2011

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Comcast Corporation Form 10-K for the year ended December 31, 2009 Filed February 23, 2010 File No. 001-32871 Response to Staff Comment Letter Dated December 23, 2010

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated December 23, 2010.  For your convenience, we have reproduced the Staff’s comment preceding our response below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the year ended December 31, 2009

We note from your response to our letter dated November 10, 2010 that you determine the value of going concern by discrete calculation using the Greenfield method.  In this regard, please tell us how the amount of the estimated fair value of your cable franchise rights, determined using the multi-period excess earnings method, differs from the value calculated using the Greenfield method.

Response

Following are the comparisons of value determined using the different methods at our most recent annual impairment test date of July 1, 2010 (dollars in millions):

Estimated Fair Value of Cable Franchise Rights

	Multi-Period Excess Earnings Method	Greenfield Method	Difference
			$	%
East Division	$17,100	$18,000	(900)	(5)
North Central Division	$18,700	$19,300	(600)	(3)
Southern Division	$18,000	$17,800	200	1
West Division	$19,200	$19,400	(200)	(1)

Securities and Exchange Commission	January 6, 2011

As illustrated above, the multi-period excess earnings method yields comparable results to the results derived using the Greenfield method.

*           *           *

In connection with our response to the Staff’s comment, I acknowledge, on behalf of Comcast Corporation, that:

•	Comcast Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Comcast Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (215) 286-8514 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President Chief Accounting Officer and Controller Comcast Corporation

cc:
Brian L. Roberts, Chairman of the Board and Chief Executive Officer
Arthur R. Block, Senior Vice President, General Counsel and Secretary
Bruce K. Dallas, Davis Polk & Wardwell LLP
Greg Seelagy, Deloitte & Touche LLP